Exhibit 99.1

For Immediate Release

BCE announces change of auditor for fiscal 2025

MONTRÉAL, March 7, 2024 – BCE Inc. (BCE) (TSX, NYSE: BCE) today announced that the Audit Committee of the Board of Directors of BCE (the Board) has completed a comprehensive request for proposal process for the 2025 external audit engagement (the RFP) and that the Board has selected Ernst & Young LLP as its external auditor for fiscal 2025. In keeping with its focus on best corporate governance practices and given the long tenure of Deloitte LLP as BCE’s external auditor, the Audit Committee had initiated the RFP in 2023. After careful consideration, on the advice of the Audit Committee, the Board selected Ernst & Young LLP, subject to shareholder approval at BCE’s 2025 annual shareholder meeting.

Ernst & Young LLP was selected based on the qualifications of its audit team, staffing model, technology and independence. BCE extends its gratitude to Deloitte LLP for the quality of expertise and insight they have provided to the corporation over the years.

Deloitte LLP will continue as external auditor through the financial year ending December 31, 2024, subject to shareholder approval at the 2024 annual shareholder meeting. Ernst & Young LLP will commence a transition process with Deloitte LLP during the financial year ending December 31, 2024 in order to ensure an orderly transfer. Further to the RFP, Deloitte LLP will resign as BCE’s external auditor effective on the business day following the filing of BCE’s audited consolidated financial statements for the year ending December 31, 2024 and its auditor’s report thereon, and Ernst & Young LLP will be appointed as BCE’s external auditor effective on the same date to fill the vacancy and hold office until the 2025 annual shareholder meeting. BCE intends to propose to shareholders, at its 2025 annual shareholder meeting, that Ernst & Young LLP be appointed as its external auditor until the end of the next annual shareholder meeting.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca